[Letterhead of Crouch, Bierwolf & Chisholm]

July 27, 1999

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:       Renu-U International, Inc. a Delaware corporation (the
          "Company")

Ladies and Gentlemen:

          We were previously the independent accountants for the Company. We reported on the financial statements of the Company for the calendar year ended December 31, 1997. On July 16, 1999, we were replaced as the independent accountants of the Company following a reorganization with RGB Technology Group, Inc., a Delaware corporation.

          We have read the Company's statements included under Item 4 of its Current Report on Form 8-K dated July 16, 1999, and have no disagreements with the disclosure made therein.

Very truly yours,

/s/ Crouch, Bierwolf & Chisholm

Crouch, Bierwolf & Chisholm